OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

VitaPerk LLC

6960 Orchard Lake Rd, Suite 340

West Bloomfield, MI 48322

www.vitaperk.com



4000 units of Class A Preferred Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 40,000 shares of common stock ($100,000)

Minimum 4,000 shares of common stock ($10,000)

Company	VitaPerk LLC
Corporate Address	6960 Orchard Lake Rd, Ste 340, West Bloomfield, MI 48322
Description of Business	VitaPerk is the world's first Nutrient Coffee Enhancer, a powdered energy and nutrition boost that can be added to ANY cup of coffee. Each convenient on-the-go stick package of VitaPerk provides 15 vitamins and minerals and healthy energy from extra vitamins B6, B12, guarana and green tea extract
Type of Security Offered	Class A Preferred Units
Purchase Price of Security Offered	$2.50 per Preferred Unit
Minimum Investment Amount (per investor)	$100

Perks

$250+ A year's supply of your favorite VitaPerk 7 pack!

$1,000+ A year's supply of your favorite VitaPerk 30 pack and more!

$2,500+ A year's supply of all VitaPerk products and much more!

$10,000+ Lifetime supply of VitaPerk and much, much more!

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

VitaPerk LLC offers the first branded "Nutrient Coffee Enhancer" and nutraceutical, marketed as "VitaPerk," which provides consumers a convenient way to enhance their favorite cup of coffee by adding health benefits, energy, and natural flavors. Currently offered in convenient, on- the- go, stick packaging, the powdery product features a proprietary blend of 15 vitamins and minerals that provides consumers 50% of the recommended dietary allowance of vitamins B3, B6, C, D and E in each serving, as well as healthy energy from vitamins B6, B12 and guarana. VitaPerk is all-natural, gluten- free, low in calories, kosher and is offered in three natural flavors: Vanilla, Hazelnut and Original (Unflavored), all of which contain less than 5 calories per packet. VitaPerk's vitamins and minerals support and sustain energy (B Complex), memory (B Complex, D, and E), heart health (B Complex) and nutrition.

VitaPerk will be offered anywhere coffee is sold or merchandised, almost instantaneously creating a vast market with innumerable opportunities. As the first "Nutrient Coffee Enhancer" with virtually no competitors, VitaPerk seeks to entrench itself as a nationally recognized brand and leader in a new product category. It addresses not only the unbalanced diet of the average consumer but presents an alternative to the typical energy drink laden with caffeine, sugar, and other potentially harmful ingredients that may contribute to heart and neurological problems. Primary distribution channels include convenience stores, specialty and supermarkets, coffee retailers, vitamin stores and offices that promote wellness in the workplace.

There is no outstanding litigation against VitaPerk.

The team

Officers and directors Officers and directors

- Brad Kifferstein CEO (2010-Current)
- Jeb Belchinsky President (2010-Current)
- Brad Shanahan COO/CFO (2013-Current)

Brad Kifferstein

Brad Kifferstein is a lifelong entrepreneur with extensive experience in marketing and business development. His entrepreneurial passion took form in his undergraduate years, where he launched his first business selling carpet to incoming college students. After graduation, he quickly excelled in the real estate industry, where he syndicated a multi-million dollar student housing apartment complex at a major university. Most recently, he was in charge of business development for Crypton Fabrics, where he was pivotal in the development and launch of new products and creation of an international distribution network.

Jeb Belchinsky

Jeremy "Jeb" Belchinsky is a sales and distribution executive with proven success in multiple entrepreneurial endeavors. His entrepreneurial experience includes creating companies in the restaurant, children's retail and landscaping industries. In 2008, he founded Spinal Fuzion, LLC, a spinal implant distributor that services physicians and hospitals in metro-Detroit. Jeb currently serves as the principal and sole-proprietor of Spinal Fuzion along with his roles and responsibilities with VitaPerk.

Brad Shanahan

Brad Shanahan, CPA, is an experienced Consumer Packaged Goods executive with expertise in sales, marketing, merchandising, procurement, brand management, new business development and finance. He has held roles of increasing responsibility throughout his career, most recently with Universal Music Group, where he partnered with Fortune 50 retailers such as Wal-Mart and Target and was personally responsible for an account base that generated over 40% of the company's revenue.

Related party transactions

The company has an outstanding non-interest bearing note to one of its former officers for $40,000. The note is to be paid in a one-time balloon payment on May 1, 2019.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Start-up Venture; Risks Regarding Financial Forecasts** Because the Company only recently emerged from its research and development phase, the Company must be considered a "start-up" enterprise with no history or track record respecting its intended business purpose. The Company has no operating history upon which prospective Investors may evaluate the Company's future performance, and the Company may not be able to establish and develop its business as contemplated. The Executive Summary attached to this Memorandum as Exhibit D includes financial projections forecasting future results of the Company's operations (the "Financial Forecasts"). The Financial Forecasts contain the Company's best estimate of future results based upon limited information available as of the date of this Memorandum, but no representation is or can be made as to future operations or the income or loss to the Company. The Financial Forecasts reflect certain assumptions, many of which concern facts over which the Company will have little, if any, control. Various factors, such as acts of God, competition, governmental regulation, patent issues, and the possibility of operating expenses exceeding those anticipated by the Company, may adversely affect the accuracy of the assumptions and the reliability of the Financial Forecasts. There can be no assurance that the Internal Revenue Service ("IRS") will agree with the Company as to the deductibility of certain expenses. If any of the assumptions proves to be inaccurate or inapplicable, the forecasted benefits of investment in, or anticipated income from, the Company may be reduced or deferred.

- **Reliance on Management** The ability of the Company to manage its business successfully depends, in large part, upon the experience and expertise of the Managers, Officers and Directors of the Company. With few exceptions, all decisions with respect to the management of the Company will be made exclusively by the Managers and Officers. The Investors must principally rely on the Officers and Managers for the operation and management of the business. Accordingly, a prospective Investor should not purchase the Offered Units unless willing to entrust all aspects of management of the Company to the Managers, Officers, and Directors of the Company.

- **Restrictions on Transferability and Limited Liquidity of the Offered Units** The Offered Units must be acquired for investment purposes only and not with a view toward, or for, resale in connection with, any distribution of the Offered Units. The Offered Units have not been and will not be registered under the Act or any state securities law and will be sold in reliance upon exemptions under Section 4(2) of the Act and applicable exemptions under state law. The Investors may not require registration of the Offered Units, and, in view of the nature of the transaction underlying the Offering, it is not likely or contemplated that such registration will occur. Accordingly, there can be no assurance that an Investor will be able to liquidate the Investor's investment in the Company. Furthermore, if, as a result of some change in circumstances arising from an event not now contemplated, an Investor wishes to transfer the Offered Units, the Investor will most likely find an extremely limited market, if any, for the Offered Units. INVESTORS WHO DO NOT WISH TO RETAIN AN INVESTMENT IN THE OFFERED UNITS FOR A SUBSTANTIAL PERIOD OF TIME ARE ADVISED AGAINST INVESTING IN THE OFFERED UNITS.

- **No Guaranteed Timing of Distributions** All revenue generated from the Company's business operations will initially be used to pay certain liabilities of the Company and will be reinvested in the Company to finance its operations and growth. Consequently, Investors should not purchase the Offered Units with the intent or expectation of receiving distributions from the Company for at least two years following purchase of the Offered Units. Only persons who are capable of and prepared to bear foregoing any distributions or return on their investment for at least two years should consider purchasing the Offered Units.

- **Limitation on Liability of Managers, Officers and Directors; Fiduciary Obligations of Managers, Officers, and Directors** Officers, Managers, and Directors of the Company are in a fiduciary relationship with Members and the Company and are required to exercise good faith and prudence in the conduct of Company affairs. However, this responsibility may be limited by provisions of Michigan law and the Operating Agreement which, under certain circumstances, may exculpate the Managers, Officers and Directors unless they engage in willful misconduct or gross negligence. This exculpation from liability does not affect any of the rights afforded the Members by the Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. In addition, the Managers, Officers and Directors of the Company may be entitled to indemnification from the Company for settlement or judgments paid and expenses incurred in litigation relating to the business of the Company.

- **Reliability of Information** The information on which this Memorandum is based has been obtained from various sources deemed reliable. However, neither the accuracy nor the completeness of such information is guaranteed. The Company urges prospective Investors to independently verify the information contained in this Memorandum.

- **Supporting Documents** Reference should be made to the Company's Articles and Operating Agreement, as well as supporting documents and other information furnished with this Memorandum, for complete information concerning the rights and obligations of the Members and the Company. Certain provisions of such documents are summarized in this Memorandum, but it should not be assumed that the summaries are complete or accurate.

- **Review of Government Agencies** This Memorandum has not been submitted to, passed on, approved by, filed with or reviewed by the United States Securities and Exchange Commission or any state agency regulating or supervising the issuance of securities, and none of the foregoing has passed on or endorsed the merits of this Memorandum. Any representation to the contrary is unlawful.

- **Rolling Offering; Subsequent Private Offering** The Offering will become effective immediately, and no assurance can be given that the Company will sell any or all of the Offered Units. Proceeds of the Offering will be released to the Company immediately after the Company accepts an Investor's subscription. If the Company does not receive subscriptions for the maximum Offering proceeds, the Company will allocate the proceeds received as it deems appropriate. To fully execute its business plan and maximize operating revenue, the Company may require an infusion of capital after the effective date of the Offering. Therefore, the Company may issue additional securities through a subsequent private offering, which could significantly dilute the equity holdings of the Investors.

- **Tax Representations** No rulings have been sought from the IRS with respect to any of the matters described in this Memorandum. Based on the "check the box" regulations issued by the IRS, the Company has elected to be taxed as a partnership and not as a corporation. The Company will not seek a ruling from the IRS that the Company will be taxed as a partnership in reliance on the above- mentioned regulations. Furthermore, the IRS may audit the tax return of the Company and returns of one or more of the Members, and such audit(s) may affect the income tax liabilities of all the Members. No representations or warranties of any kind are intended or should be inferred with respect to the economic return or the tax advantages that may accrue to the Members of the Company, if any. No assurance can be given that existing tax laws will not be changed or interpreted adversely, either of which may deny the Member all or a portion of the tax benefits available herein.

- **Pending Patent Application** Although the Company is actively seeking to obtain the strongest patent protection for its current and future products, the Company cannot offer any assurances as to the validity of any claims included in a patent application or that the applicable patent office will issue the requested patent. If a patent is not issued, competitors will encounter fewer obstacles in replicating the proprietary products and formulae developed by the Company.

- **Competition** The Company will likely encounter competition from the coffee additive and energy markets, which include flavored coffee, syrups, and creamers, and a variety of energy drinks. Producers of such additives and energy drinks include companies with established reputations and vast resources that may independently develop products competitive with those marketed by the Company. Although the Company hopes to protect its proprietary formulae for its multivitamin/mineral combinations through the issuance of one or more patents, competitors may attempt to market similar multivitamin and/or mineral products using their own proprietary formulae which consumers of coffee, energy drinks and other products may not distinguish from the products offered by the Company. If such competition manifests itself, the Company may not achieve the projections reflected in its Financial Forecasts.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

Brad Kifferstein, 40.0% ownership, Common Units

Jeremy "Jeb" Belchinsky, 40.0% ownership, Common Units

Brad Shanahan, 20.0% ownership, Common Units

Classes of securities

- Common Units: 1,000,000

  Voting Rights (of this security)

  Each Common Unit-holder will have one vote for each Common Unit held by such holder.

  Dividend Rights

Not applicable

Rights to Receive Liquidation Distributions

Upon the dissolution of the Company, the Managers of the Company shall proceed to liquidate the assets of the Company, wind-up its affairs, and apply and distribute the proceeds in the following order of priority:

(i) to the payment of any debts and liabilities of the Company;

(ii) to the establishment of any Reserve that the Manager deem necessary to pay any debts or liabilities of the Company. At the expiration of a reasonable period of time that the Managers deem advisable, the balance of such Reserve remaining after payment of any such debts, liabilities or contingencies, shall be distributed in accordance with the provisions of Subparagraph 8.2(a)(iii); and

(iii) the balance of such proceeds, if any, to the Common Unitholders

Rights and Preferences

Example - The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

Call Right upon Transfer by Operation of Law

Call Right. In the event of an attempted assignment of Units occurring by Operation of Law, the Company and then the remaining Unitholders (the "Other Unitholders") shall have a right (the "Call Right") to purchase such Units (the "Subject Interest") of the Unitholder whose Units are subject to the attempted assignment (the "Transferring Unitholder"), but only that portion (expressed as a percentage) of the Subject Interest that corresponds to the portion (expressed as a percentage) of the Units subject to the attempted assignment. The Company shall have the first Call Right. If the Company does not purchase the Subject Interest, the Other Unitholders shall have the second Call Right. Upon the occurrence of an event giving rise to any attempted assignment of a Subject Interest, the Transferring Unitholder shall deliver a written notice of such attempted assignment (the "Call Notice") to the Company and the Other Unitholders, identifying the event triggering the Call Right, the name of and the amount owed the potential assignee, and all other relevant and material terms and conditions of such transaction, including, but not limited to, the number or quantity of the Units or subject to the transaction.

Exercise of Call Right. The Company may elect to exercise its Call Right upon the Consent of the Members. The Transferring Unitholder, if a Member, shall not be entitled to vote or participate in any decision by the Company to exercise its Call Right. If the Company desires to exercise its Call Right, it shall deliver written notice of its election to do so within thirty (30) days following its receipt of the determination of the Value of the Company in accordance with Section 6.4. If the Company timely exercises its Call Right, the Company shall purchase all of the Subject Interest for the purchase price set forth in Subsection 6.3(c), payable in accordance with the terms of Subsection 6.3(d). If the Company does not exercise the first Call Right within the thirty (30)-day period, the first Call Right shall expire and the other Unitholders shall have thirty (30) days following the expiration of the first Call Right to elect to purchase all, but not less than all, of the

Subject Interest upon the terms and conditions set forth below. If a Unitholder desires to exercise his, her or its Call Right, he, she or it shall deliver a written notice of election to do so to the Transferring Unitholder within such thirty (30)-day period. If a Unitholder(s) timely exercises his, her or its Call Right, the Unitholder(s) shall purchase all of the Subject Interest for the purchase price set forth in Subsection 6.3(c), payable in accordance with the terms of Subsection 6.3(d).

Call Right Purchase Price. The Company or the Unitholder, as the case may be, who exercise their Call Right shall pay to the Transferring Unitholder at the Closing for the purchase of the Subject Interest, a purchase price equal to the lesser of (i) the product of (x) the Percentage Interest correlating with the Subject Interest, and (y) three quarters (.75) times the Value of the Company; and (ii) the total amount due the potential assignee (the "Call Purchase Price").

Payment of Call Right Purchase Price. The party exercising the Call Right shall pay to the Transferring Unitholder the Call Purchase Price by executing and delivering to the Transferring Unitholder or his heirs, successors or assigns a promissory note (the "Call Note") in the original principal amount of the Call Purchase Price (no down payment at closing), payable in one hundred twenty (120) consecutive, equal monthly installments of principal and interest. Interest shall be payable at the "prime rate of interest" as declared and charged by the Company's principal bank as of the date that the Call Notice was delivered to the Company. The monthly installment payments shall be in an amount sufficient to amortize the payment of the principal balance due under the Call Note over the term of the Call Note. The first installment under the Call Note will be due on the first day of the first full month following the closing, with each subsequent installment due on the first day of every month thereafter (including the month in which such payment is due).

Closing. The Closing for the sale and purchase of the Subject Interest shall occur within sixty (60) days after the party(ies) exercising the Call Right delivers the notice described in Subsection 6.3(b).

Rights Relative to Transferred Units.

Except as otherwise provided in this Agreement, upon any purchase, sale, assignment or other disposition of Units, the recipient of such Units shall only be entitled to the Economic Interest relating to the Units, unless and until such recipient is admitted as a Member in accordance with this Agreement with respect to such Units. Notwithstanding any term to the contrary set forth in this Agreement, a Member purchasing Units in accordance with this Article VI shall automatically be admitted as a Member with respect to such purchased Units for all purposes, including, but not limited to, all rights and powers to vote as a Member on all Company matters on which Members are required are entitled to vote.

Preemptive Rights

Prior to the Company issuing or selling any Units, or options, warrants or other rights to acquire Units (collectively, the "New Securities"), to any Person in a private offering of such New Securities, the Company shall offer (the "New Securities Offer") each Unitholder an opportunity to purchase any or all of such Unitholder's pro rata portion of such New Securities on the same terms and conditions as the New Securities are proposed to be issued or sold; provided that, in the event any Unitholder does not purchase any or all of its pro rata portion of New Securities, the other Unitholders shall have the right to purchase such portion, pro rata, until all of such New

Securities are purchased or until such other Unitholders do not desire to purchase any more New Securities. If the Managers desire to make a New Securities Offer, they shall do so by delivering a written notice (the "New Securities Notice") to each Unitholder, which New Securities Notice shall contain (i) a description of the New Securities, (ii) the pro rata portion of such New Securities that each Unitholder is entitled to purchase under this Section, (iii) the consideration to be paid to acquire the New Securities, and (v) all other terms and conditions of such issuance or sale of New Securities.

If a Unitholder desires to accept the New Securities Offer, such Unitholder shall, on or before the thirtieth (30th) day (the "Acceptance Date") after the delivery to such Member of a New Securities Notice, deliver written notice of its acceptance (an "Acceptance Notice") to the Company. The Acceptance Notice shall set forth the New Securities that such Unitholder elects to purchase, including any portion of the New Securities that would be allocated to such Unitholder in the event any other Unitholder does not purchase all or any portion of its pro rata portion of New Securities that it is entitled to purchase under this Section.

Within thirty (30) days after the Acceptance Date, the Company shall issue or sell New Securities to each Unitholder who timely accepted such New Securities Offer upon the terms specified in such New Securities Offer.

During the ninety (90)-day period following the Acceptance Date, the Company may issue or sell to Persons all or a portion of the New Securities not purchased by the Unitholders on the same terms and conditions contained in the New Securities Offer delivered to the Unitholders. After the expiration of such ninety-day (90) period, the Company may not issue or sell New Securities without first complying with the terms of this Section 6.9.

Notwithstanding the foregoing, the Company may issue or sell New Securities (i) to a strategic business partner in connection with a transaction with such strategic business partner; (ii) as consideration for the acquisition of another business entity; (iii) in payment of the Priority Return; and (iv) as part of any Unit or option plan adopted by the Company for the benefit of the Company's Officers, employees, consultants and advisors.

- Class A Preferred Units: 0

Voting Rights (of this security)

Each Preferred Unit shall entitle the holder to one vote.

Dividend Rights

Not applicable.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Units will be entitled to receive, prior and in preference to the holders of Common Units, an amount equal to the original purchase price paid for each Preferred Unit (as appropriately adjusted) plus an amount equal to all unpaid Priority Returns (the "Liquidation Priority"). If the Company has insufficient assets to permit payment of the Liquidation Priority in full to all holders of Preferred Units, then the assets of the Company will be distributed ratably to the holders of the Preferred Units in proportion to the Liquidation Priority each such holder would otherwise be entitled to receive.

After payment of the full Liquidation Priority on all outstanding Preferred Units has been made, any remaining funds and assets of the Company legally available for distribution shall be distributed pro rata, and on a pari passu basis, to the holders of Common Units and Preferred Units.

Rights and Preferences

Holders of Preferred Units possess preemptive rights to participate in future private securities offerings conducted by the Company, except when securities are issued (i) in connection with a transaction engaged in by the Company with a strategic partner; (ii) as consideration for the acquisition of another business entity; (iii) in payment of the Priority Return; and (iv) as part of any unit purchase or option plan for the benefit of the Company's officers, directors, employees, consultants, or advisors.

Drag Along/Tag Along Rights - If holders of more than 60% of the issued and outstanding Common Units seek a sale of all for the Common Units and Preferred Units, holders of all such Common Units and Preferred Units may be required to sell their Units, and all of such holders shall have the right to participate in such sale.

- Convertible Promissory Notes: 71,429

Convertible Promissory Note Terms

Note converts to equity when the company raises $1,000,000 in qualified equity financing

Maturity Date: March 1, 2016

$2,000,000 valuation cap

8% yearly interest rate

15% Discount

Upon conversion of the Notes, Investors will acquire Preferred Units, which enjoy and are subject to the rights, priorities, privileges and restrictions delineated below.

Voting Rights (of this security)

Each Class A Preferred Member will have one vote for each Preferred Unit held by such Member.

Dividend Rights

Not applicable

Rights to Receive Liquidation Distributions

Class A Preferred Unitholders will be entitled to the following distributions in the priority indicated and in preference to Common Unitholders: First, an amount (the "Liquidation Priority") equal to their Capital Contributions, plus any accrued and unpaid Priority Returns; and second, an amount on a pro rata and pari passu basis with the Common Unitholders. Notwithstanding the foregoing, proceeds generated by a Liquidation Event will first be distributed and applied in the following order of priority before distributions are made to Class A Preferred Unitholders or Common Unitholders:

(a) to the payment of debts and liabilities of the Company, including all debts and liabilities owed to the Unitholders of the Company; and

(b) to fund reserves for unforeseen liabilities or obligations of the Company as may be determined in the sole discretion of the Managers.

A "Liquidation Event" means a single transaction or series of related transactions that result in the consummation of a merger, acquisition, change of control, sale or exclusive licensing of all or substantially all of the assets of the Company, or other transaction in which the then Class A Preferred Unitholders and Common Unitholders of the Company do not own a majority of the outstanding equity of the surviving or acquiring entity.

Rights and Preferences

Class A Preferred Members possess preemptive rights to participate in future private securities offerings conducted by the Company, except when securities are issued (i) in connection with a transaction engaged in by the Company with a strategic partner; (ii) as consideration for the acquisition of another business entity; (iii) in payment of the Priority Return; and (iv) as part of any Membership Interest or unit purchase or option plan for the benefit of the Company's Officers, Directors, Advisors, employees and consultants.

Drag Along/Tag Along Rights - Upon the proposed sale by Common Unitholders of more than 60% of issued and outstanding Common Units, all of the Common Unitholders and Class A Preferred Unitholders may be required to sell their Units, and all of such Unitholders shall have the right to participate in such sale.

What it means to be a Minority Holder

As a minority holder of Class A preferred units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The Preferred Units enjoy and are subject to the rights, priorities, privileges and restrictions delineated below.

Priority Return - Cumulative, non-compounding, distributions, in cash or corresponding equity, at an annual rate of 8% of the original purchase price of the Preferred Units, in preference to any distributions to holders of Common Units, when, and if, declared by the Board of Directors. Each Preferred Unit will also share, pro rata, and on a pari passu basis, in distributions of operating cash flow to holders of Common Units.

Liquidation Preference - In the event of any liquidation, dissolution or winding up of the Company, the holders of Preferred Units will be entitled to receive, prior and in preference to the holders of Common Units, an amount equal to the original purchase price paid for each Preferred Unit (as appropriately adjusted) plus an amount equal to all unpaid Priority Returns (the "Liquidation Priority"). If the Company has insufficient assets to permit payment of the Liquidation Priority in full to all holders of Preferred Units, then the assets of the Company will be distributed ratably to the holders of the Preferred Units in proportion to the Liquidation Priority each such holder would otherwise be entitled to receive.

After payment of the full Liquidation Priority on all outstanding Preferred Units has been made, any remaining funds and assets of the Company legally available for distribution shall be distributed pro rata, and on a pari passu basis, to the holders of Common Units and Preferred Units.

Anti-dilution - The Preferred Units shall be adjusted on a weighted average basis to prevent dilution in the event that the Company issues additional securities at a purchase price less than the price paid for the Preferred Units, subject to customary exceptions, including securities issued in connection with:

(a) any unit purchase or option plan adopted by the Company for the benefit of any of its officers, directors, employees, consultants or advisors;

(b) development, distribution, collaboration, marketing, technology or other similar agreements, licenses or strategic alliances as are subsequently approved by the Managers;

(c) payment of the Priority Return; or

(d) acquisitions approved by the Managers.

Voting Rights - Each Preferred Unit shall entitle the holder to one vote.

Managers/Board of Directors - The Operating Agreement requires the appointment of three (3) Managers by Members holding more than seventy percent (70%) of the issued and outstanding Common Units held by all Members, and appointment by the Managers of that number of members to the Board of Directors determined by the Managers. The Company will indemnify each Manager, officer, director or advisor to the extent permitted by applicable law and consistent with standard practice.

Preemptive Rights - Holders of Preferred Units possess preemptive rights to participate in future private securities offerings conducted by the Company, except when securities are issued (i) in connection with a transaction engaged in by the Company with a strategic partner; (ii) as consideration for the acquisition of another business entity; (iii) in payment of the Priority Return; and (iv) as part of any unit purchase or option plan for the benefit of the Company's officers, directors, employees, consultants, or advisors.

Drag Along/Tag Along Rights - If holders of more than 60% of the issued and outstanding Common Units seek a sale of all fo the Common Units and Preferred Units, holders of all such Common Units and Preferred Units may be required to sell their Units, and all of such holders shall have the right to participate in such sale.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Gross sales for 2017 totaled just under $55,000, a 33% increase over 2016. This was primarily due to achieving additional sales channels as well as increased repeat purchases from existing customers.

The gross margin percent achieved in 2017 of 53% will initially decrease once the company begins to work with and sell to large distributors, which necessitates it gives a lower selling price to them so they in turn can sell to their retail and account base. Because of this, the gross margin in the first two years are projected to be approximately 40%. However, once volume starts to significantly increase, the company will begin to achieve large volume discounts from its suppliers, and margin rates will once again grow to approximately 50-55% in years 3-5.

Operating losses the company has experienced to date are primarily due to large early-stage research and development costs, marketing and consumer focus group testing, promotional sampling and consulting.

Financial Milestones

Management currently forecasts 2018, 2019 and 2020 revenue of $290K, $1.2 million and $3.4 million, respectively, and believes the company will generate positive operating income beginning in 2020.

These revenue projections are based on the following market and growth assumptions:

- 2 main channels will be initially targeted: Natural/Specialty Grocery and e-commerce

- The company will increase Michigan & Illinois distribution through local distributors and then undertake a Midwest regional expansion initiative with KeHe, the 2nd largest natural food distributor in North America

- Growth will be achieved by attaining the following new stores on an annual basis:

- 2018 - 975 new stores

- 2019 - 1,900

- 2020 - 3,000

- 2021 - 5,500

- 2022 - 14,000

- Total store count after 5 years exceeds 25,000 locations.

This growth plan was meticulously developed by the former Vice President of Sales & Customer Service for United Natural Foods (UNFI), the largest natural distributor in North America. This individual will lead our sales and distribution efforts on a day- to-day basis.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. Current projections are for the company to begin generating positive net income in the year 2020, with sustainable profitability following.

If the company was successful with the minimum offering amount of $10,000, and without factoring in any future revenues, this amount would fund operations for approximately 6 months. The company currently runs a very low burn rate (for example, no salaries are being paid to any of the owners), and all cash outlay is earmarked for marketing and production costs, when necessary.

If the company was successful with the maximum offering amount of $100,000, and without factoring in any future revenues, this amount would fund operations for at least another 2 years. This amount would allow the company to aggressively ramp up targeted sales, marketing and production initiatives, and would put the company on its way to executing its 5 year plan.

Depending on the amount raised, the company will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

Indebtedness

The company has outstanding convertible promissory notes totaling $250,000 with 7 individual investors from a previous capital raise (details shown in financial statements.) Interest will accrue under the Notes at 8% per annum, and all unpaid principal and interest shall be due on the earliest of (i) 15 days following the written demand of investors holding at least 70% in interest of the then outstanding aggregate principal amount of the Notes; (ii) the closing of a Change of Control Event; and (iii) the occurrence of an Event of Default. The company also has an outstanding non-interest bearing note to one of its former officers for $40,000. The note is to be paid in a one-time balloon payment on May 1, 2019. Lastly, in November 2016, the Company agreed to an outstanding note of $11,880 with an online platform that provides consignment funding for inventory purchases. This amount was financed over 6 months at an interest rate of 13%.

Recent offerings of securities

- 2014-03-01, Section 4(a)2, 250000 Convertable Promissory Notes. Use of proceeds: Note converts to equity when the company raises $1,000,000 in qualified equity financing Maturity Date: March 1, 2016 $2,000,000 valuation cap 8% yearly interest rate 15% Discount 7 Investors: Chris Stevens Art Indianer Brett Kifferstein Keith Azar Marsha Kifferstein Mike Mickley Norm Pappas Use of Proceeds: Product Development - $13,000 Sales and Marketing - $138,000

Property and Equipment - $12,000 Administration - $62,000 Professional Fees and Expenses - $10,000 eCommerce - $5,000 Contingency - $10,000

Valuation

$2,500,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Expenses		
StartEngine Fees (6%)	600	6,000
Escrow Fees		
Professional Fees		
Net Proceeds	9,400	94,000
Use of Net Proceeds:		
R&D & Production	1,800	18,000
Marketing	5,000	50,000
Working Capital	2,600	26,000
Total Use of Net Proceeds	$9,400	$94,000

The company is seeking to raise a minimum of $10,000 (target amount) and up to $100,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $100,000, the company projects the amount will last approximately 18 months (not factoring in any future revenues) and plans to use the net proceeds of approximately $94,000 over the course of that time as follows:

- $50,000 for Sales & Marketing expenses, including In-store demos, sampling programs, event costs, slotting fees and advertising/SEO

- $26,000 for Working Capital, including operating overhead and salaries

- $18,000 for Inventory Production and R&D

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available upon its website in the area labeled "Recent Articles". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VitaPerk
LLC

[See attached]

I, _BRAD KLIFFERSTEN_ (Print Name), the _CEO_ (Principal Executive Officers) of _VITAPERK LLC_ (Company Name), hereby certify that the financial statements of _VITAPERK LLC_ (Company Name) and notes thereto for the periods ending _1/1/17_ (beginning date of review) and _12/31/17_ _____(End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $_-39,096_; taxable income of $_-32,596_ and total tax of $_0_.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____(Date of Execution).

_____ (Signature)

_____CEO_____ (Title)

_____3/21/18_____ (Date)

VitaPerk LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17	Dec 31, 16
ASSETS		
Current Assets		
Checking/Savings		
Cash - Bank of America	19,170.43	29,309.41
Cash - Escrow Account	0.00	2,500.00
Total Checking/Savings	19,170.43	31,809.41
Accounts Receivable		
Accounts Receivable	7,725.59	2,880.38
Total Accounts Receivable	7,725.59	2,880.38
Other Current Assets		
*Inventory Asset	6,924.34	19,162.13
Undeposited Funds	0.00	41.93
Total Other Current Assets	6,924.34	19,204.06
Total Current Assets	33,820.36	53,893.85
Fixed Assets		
Computer Equipment		
Accumulated Depreciation	-257.00	-213.00
Computer Equipment - Other	323.29	323.29
Total Computer Equipment	66.29	110.29
Total Fixed Assets	66.29	110.29
Other Assets		
Patents/Trademarks		
Accumulated Amortization	-2,697.52	-2,270.68
Patents/Trademarks - Other	6,402.64	6,402.64
Total Patents/Trademarks	3,705.12	4,131.96
Total Other Assets	3,705.12	4,131.96
TOTAL ASSETS	**37,591.77**	**58,136.10**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	37,467.26	41,749.24
Total Accounts Payable	37,467.26	41,749.24
Other Current Liabilities		
Note Payable - Kickfurther	8,192.00	11,880.00
Sales Tax Payable	7.00	15.00
Total Other Current Liabilities	8,199.00	11,895.00
Total Current Liabilities	45,666.26	53,644.24
Long Term Liabilities		
Note Payable	40,000.00	40,000.00
Notes Payable		
Notes Payable-Art Indianer	25,000.00	25,000.00
Notes Payable-Brett Kifferstein	25,000.00	25,000.00
Notes Payable-Chris Stevens	100,000.00	100,000.00
Notes Payable-Keith Azar	25,000.00	25,000.00
Notes Payable-Marsha Kifferstei	25,000.00	25,000.00
Notes Payable-Mike Mickley	25,000.00	25,000.00
Notes Payable-Norm Pappas	25,000.00	25,000.00
Total Notes Payable	250,000.00	250,000.00

VitaPerk LLC
Balance Sheet
As of December 31, 2017

	Dec 31, 17	Dec 31, 16
Total Long Term Liabilities	290,000.00	290,000.00
Total Liabilities	335,666.26	343,644.24
Equity		
Common Units	200,000.00	200,000.00
Member 1 Equity Deposits	51,688.67	46,775.76
Member 2 Equity Deposits	45,914.46	40,500.84
Member 4 Equity Deposits	15,142.40	9,784.94
Preferred Units	10,845.69	0.00
Retained Earnings	-582,569.68	-506,122.83
Net Income	-39,096.03	-76,446.85
Total Equity	-298,074.49	-285,508.14
TOTAL LIABILITIES & EQUITY	37,591.77	58,136.10

VitaPerk LLC
Profit & Loss
January through December 2017

	Jan - Dec 17	Jan - Dec 16
Ordinary Income/Expense		
Income		
All Sales	54,334.60	40,961.12
Customer Returns	-4,195.72	-3,321.50
Shipping and Delivery Income	327.36	499.43
Total Income	50,466.24	38,139.05
Cost of Goods Sold		
*Cost of Goods Sold	21,476.26	17,834.94
Total COGS	21,476.26	17,834.94
Gross Profit	28,989.98	20,304.11
Expense		
Amazon FBA Fulfillment Fee	958.14	184.89
Amazon FBA Inbound Transport	122.96	15.90
Amazon FBA Inventory Storage	52.14	13.83
Amazon FBA Removal Order Return	48.50	0.00
Amazon FBA Subscription	479.88	298.39
Amortization Expense	426.84	426.84
Automobile Expense	0.00	37.41
Bank Service Charges	10.00	15.00
Cartons	101.50	133.88
Charitable Contributions	375.00	925.00
Computer and Internet Expenses	591.65	0.00
Depreciation Expense	44.00	1,111.00
Dues and Subscriptions	10.00	25.00
Funding Expenses	260.00	0.00
Guaranteed Payments		
Gauranteed Payments - BS	3,250.00	3,000.00
Gauranteed Payments - JB	0.00	2,000.00
Guaranteed Payments - BK	3,250.00	3,000.00
Total Guaranteed Payments	6,500.00	8,000.00
Insurance Expense	1,597.50	1,929.98
Interest Expense	630.55	0.00
Licences	50.00	6.00
Meeting Expenses	817.38	1,794.66
Mktg, Advertising and Promotion		
Amazon Advertising		
Amazon Subscribe & Save	397.68	0.00
Amazon Advertising - Other	3,119.19	3,282.91
Total Amazon Advertising	3,516.87	3,282.91
Demo Expenses	1,526.50	8,008.34
Palko Advertising	0.00	400.00
Promotional Samples		
Promotional Samples FBA	789.80	120.00
Promotional Samples - Other	8,348.29	3,587.23
Total Promotional Samples	9,138.09	3,707.23
Sale/Promotional Pricing	904.56	80.10
Signing / P.O.P.	208.29	2,747.65
Trade Shows	2,424.24	358.27
Mktg, Advertising and Promotion - Other	1,803.87	5,200.84
Total Mktg, Advertising and Promotion	19,522.42	23,785.34
Office Supplies	1,176.55	1,710.93
Postage and Delivery	2,983.45	4,538.49
Professional Fees		
Legal Expenses	5,704.00	14,621.62
Tax Software	198.29	243.29
Web design/e-commerce	648.00	2,560.59

VitaPerk LLC
Profit & Loss
January through December 2017

	Jan - Dec 17	Jan - Dec 16
Professional Fees - Other	245.39	8,921.74
Total Professional Fees	6,795.68	26,347.24
Rent Expense	6,500.00	13,000.00
Research & Development	1,149.80	202.59
Telephone Expense	85.07	158.97
Travel Expense		
Mileage	14,875.68	15,388.38
Total Travel Expense	14,875.68	15,388.38
Utilities		
Electric	789.29	393.96
Internet	1,132.03	1,660.28
Total Utilities	1,921.32	2,054.24
Total Expense	68,086.01	102,103.96
Net Ordinary Income	-39,096.03	-81,799.85
Other Income/Expense		
Other Income		
Proceeds from Sale of Assets	0.00	5,353.00
Total Other Income	0.00	5,353.00
Net Other Income	0.00	5,353.00
Net Income	**-39,096.03**	**-76,446.85**

VitaPerk LLC
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-39,096.03
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-4,845.21
*Inventory Asset	12,237.79
Accounts Payable	-4,281.98
Note Payable - Kickfurther	-3,688.00
Sales Tax Payable	-8.00
Net cash provided by Operating Activities	-39,681.43
INVESTING ACTIVITIES	
Computer Equipment:Accumulated Depreciation	44.00
Patents/Trademarks:Accumulated Amortization	426.84
Net cash provided by Investing Activities	470.84
FINANCING ACTIVITIES	
Member 1 Equity Deposits	4,912.91
Member 2 Equity Deposits	5,413.62
Member 4 Equity Deposits	5,357.46
Preferred Units	10,845.69
Net cash provided by Financing Activities	26,529.68
Net cash increase for period	-12,680.91
Cash at beginning of period	31,851.34
Cash at end of period	**19,170.43**

Common Units					
Units	Amount	Subscription Receivable	Member Equity Deposits	Retained Earnings	Total Equity

VitaPerk LLC

Statement of Changes in Equity

As of December 31, 2017

	Common Units		Subscription Receivable	Preferred Units		Member Equity Deposits	Retained Earnings	Total Equity
	Units	Amount		Units	Amount			
December 31, 2015	1,000,000	$ 200,000	$ -	-	$ -	$ 80,397	$ (506,123)	$ (225,726)
Member Equity Deposits	-	-	-	-	-	16,665	-	$ 16,665
Net income (loss)	-	-	-	-	-	-	(76,447)	$ (76,447)
December 31, 2016	1,000,000	$ 200,000	$ -	-	$ -	$ 97,062	$ (582,570)	$ (285,508)
Preferred Units Issued	-	-		4,338	10,846	$ -	$ -	$ 10,846
Member Equity Deposits	-	-		-	-	$ 15,684	$ -	$ 15,684
Net income (loss)	-	-		-	-	-	(39,096)	$ (39,096)
December 31, 2017	1,000,000	$ 200,000		4,338	$ 10,846	$ 112,746	$ (621,666)	$ (298,074)

NOTE 1 – NATURE OF OPERATIONS

VitaPerk LLC was formed on March 10, 2010, ("Inception") in the State of Michigan. The financial statements of VitaPerk LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in West Bloomfield, Michigan.

VitaPerk LLC offers the first branded "Nutrient Coffee Enhancer" and nutraceutical, marketed as "VitaPerk", which provides consumers a convenient way to enhance their favorite cup of coffee by adding health benefits, energy and natural flavors. Currently offered in convenient, on-the-go stick packaging, the powdery product features a proprietary blend of 15 vitamins and minerals that provides consumers 50% of the recommended dietary allowance of vitamins B3, B6, C, D and E in each serving, as well as healthy energy from vitamins B6, B12 and guarana. VitaPerk is all-natural, gluten-free, less than 5 calories per serving, kosher and is offered in three varieties: Original, Vanilla and Hazelnut. VitaPerk's vitamins and minerals support and sustain energy (B Complex), memory (B Complex, D and E), heart health (B Complex), and nutrition.

VitaPerk will be offered anywhere coffee is sold or merchandises, almost instantaneously creating a vast market with innumerable opportunities. As the first "Nutrient Coffee Enhancer", VitaPerk seeks to entrench itself as a nationally recognized brand and leader in a new product category. It addresses not only the unbalanced diet of the average consumer but presents an alternative to the typical energy drink laden with caffeine, sugar and other potentially harmful ingredients that may contribute to heart and neurological problems. Primary distribution channels include grocery, coffee retailers, convenience stores, online, vitamin stores and offices that promote wellness in the workplace.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of goods directly to the consumer, retailer or distributor when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Notes Payable

The Company has outstanding convertible promissory notes totaling $250,000 with 7 individual investors from a previous capital raise. Interest will accrue under the Notes at 8% per annum, and all unpaid principal and interest shall be due on the earliest of (i) 15 days following the written demand of investors holding at least 70% in interest of the then outstanding aggregate principal amount of the Notes; (ii) the closing of a Change of Control Event; and (iii) the occurrence of an Event of Default.

The Company also has an outstanding non-interest bearing note to one of its former officers for $40,000. The note is to be paid in a one-time balloon payment on May 1, 2019.

In November 2016, the Company agreed to an outstanding note of $11,880 with an online platform that provides consignment funding for inventory purchases. This amount was financed over 6 months at an interest rate of 13%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

Common Units

The Company has authorized 2,000,000 Common Units with a unit value of $.20 per unit, 1,000,000 of which are currently issued and outstanding, and 200,000 of which are reserved for issuance pursuant to the terms of the Unit Option Plan

Class A Preferred Units

The Company has authorized 500,000 Class A Preferred Units with a unit value of $2.50 per unit, 4,338 of which are currently issued and outstanding

NOTE 6 – RELATED PARTY TRANSACTIONS

There have been no related party transactions that would have a material effect on the financial statements.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through March 21, 2017. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

Narrator: It's a question that has lingered since the first bean was brewed ...Can your coffee make you smarter?

SFX: Background noise, conversations

Friend 1: So remember how I keep forgetting my PIN number? Ta-duh!

Friend 2: Uber-genius. But what if you lose the card?

Friend 1: [laughing] Yeah, like that's gonna happen.

Friend 2: Oops, our ride's here.

Friend 1: Roll!

SFX: Jingle of a door bell—swinging shut

Woman's Voice: Uh, I don't think this is a good idea.

Guy's Voice: [patronizing] Babe, they're called "Bungee Cords" for a reason. Now make sure you get this. I'm going head first.

Guy: Here, hold this—you gotta use the right kinda leverage to get these SOBs started ...

SFX: The sounds a small motor guttering fruitlessly before finally ...

Narrator: Coffee can't make you smarter...But now, you can make your coffee smarter! With 15 essential vitamins and minerals—VitaPerk is the perfect way to smart your favorite coffee. Perk the World! Four great options to choose from – vanilla, hazelnut, original and energy.

VitaPerk. Smart Your Coffee. 15 Vitamins and Minerals you can add to your coffee ... what a smart idea!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.
- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering

during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.